July 26, 2006

Donna Levy, Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
tel.  (202) 551-3292
fax. (202) 772-9220

Re:                             OCM HoldCo, LLC
Registration Statement on Form 10-SB
File No. 000-52042
Filed on June 9, 2006

Dear Ms. Levy:

This letter sets forth the responses of OCM HoldCo, LLC (the “Company”) to the comments contained in your letter dated July 7, 2006 relating to the Company’s Registration Statement on Form 10-SB (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on June 9, 2006.

The Company is filing, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.  Amendment No. 1 reflects the responses below and includes a revised description of the Meadows gaming opportunity in light of the signing of an amended agreement on July 26, 2006.

Enclosed under separate cover are four copies of a blacklined version of Amendment No. 1, without exhibits, marked to show changes from the Registration Statement filed on June 9, 2006.  Page references in the responses below are to Amendment No. 1.

General

1.             Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes.  Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.  For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the document does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

Response to Item 1

The Company acknowledges the Staff’s comment and has made corresponding changes where applicable in Amendment No. 1.

2.             The Form 10 registration statement will become automatically effective 60 days from the date of the first filing or on August 8, 2006.  See Section 12(g)(1) of the Securities Exchange Act of 1934.  Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments.  As this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form, Please contact us if you need to discuss this alternative.

Response to Item 2

The Company acknowledges the Staff’s comment and understands that the Staff may have additional comments after August 8, 2006, the effective date of the registration statement.

3.             There is excessive usage of defined terms throughout your document resulting in disclosure that is overly dense, legalistic in tone and difficult to read.  Revise your document to eliminate the over-usage of and reliance upon defined terms in order to facilitate a reader’s understanding of your disclosure.  Additionally, if a term must be defined, define such term upon first use.  We note, for example, a reference to “CCR” on page ii without any preceding definition of the acronym.  Further, referring readers to definitions elsewhere in the document does not facilitate such reader’s understanding of the disclosure.  Moreover, when using defining terms, please use such defined terms consistently throughout your document.  We note, for example, that you refer to the syndicated loan with Bank of America as the administrative agent, as the “Syndicated Loan” on page 10, as the “refinancing” on pages 27 and 28, the “Credit Agreement” on page 29 and the “BofA Credit Facility” in footnote 8 to the CCR consolidated financial statements.  Please revise your disclosure throughout accordingly.

Response to Item 3

The Company has reduced the use of defined terms throughout Amendment No. 1 and has rewritten certain sections to simplify the disclosure.  The Company has also endeavored to make consistent throughout the use of defined terms, although the Staff should note that, since the CCR financial statements are not the financial statements of the Company, some of the defined terms are not precisely identical.

4.             We note that your description of the security pledged under the Syndicated Loan on page 10 differs from the description on page 29 and in footnote 8 to the CCR consolidated financial statements.  For example, no reference is made on page 10 to the fact that CCR’s members have provided limited recourse guaranties with respect to the Credit Agreement.  Please revise to correct the inconsistencies in your disclosure and ensure that each description of material agreements in your disclosure is an accurate and complete summary of such agreement.

Response to Item 4

The Company has made clarifying changes throughout the text of Amendment No. 1 to correct inconsistencies relating to the description of material agreements, as well as appropriate changes in the financial footnotes. The disclosure on page 9 sets forth primarily the uses of the proceeds of the borrowings under the Credit Agreement, while a fuller description and summary of the Credit Agreement is found on page 28.

Description of the Business

The Company

Overview of the Company, page 1

5.             The disclosure in this section should be simplified so that it clearly and concisely identifies for readers the fact that the Company has had no revenue generating business since inception and that its sole business plan rests on the acquisition of the one-third equity interests in Cannery Casino Resorts, LLC and NP Land LLC and the proposed business plans of such entities.  Please revise your disclosure to eliminate, as noted above, any unnecessary defined terms and/or repetitive disclosure that are found elsewhere in the registration statement.

Response to Item 5

In response to the Staff’s comment, the Company has made the requested change as to the lack of a current revenue generating business.  In addition, this section has been substantially rewritten and simplified to reduce the use of defined terms.

6.             In this section and throughout your disclosure you state that “CCR expects to operate the Nevada Palace until doing so is no longer feasible due to construction of the Cannery II.”  Further clarify whether operations of the Nevada Palace will immediately cease upon the commencement of construction of the Cannery II or at some other point during the construction process and indicate the anticipated duration of the construction process.  To the extent operations will be ongoing until a later point in the construction process, revise to indicate what factors will contribute to the cessation of the operation of the Nevada Palace by CCR.  In this regard, please disclose the percentage of revenues CCR expects to earn while serving as operator of the Nevada Palace to facilitate a reader’s understanding of the amount of revenues that CCR will forsake once it ceases to operate the Nevada Palace.

Response to Item 6

In response to the Staff’s comment, on page 7-8, the Company describes (i) the Nevada Palace/Cannery II construction schedule in an attempt to clarify the disclosure and (ii) the percentage revenues attributable to Nevada Palace.  Repetitive disclosure of this concept has been eliminated throughout.

Ownership of the Company, page 2

7.             Please provide an explanation of the business of OCM Blocker, LLC.

Response to Item 7

In response to the Staff’s comment, the Company has added the requested disclosure in Amendment No. 1 on page 2.

The CCR Transaction

8.             The disclosure in this section could be more concisely summarized.  Rather than delineate each of the actions taken and parties involved at each closing, simplify your disclosure by highlighting information that would facilitate a reader’s understanding of the purpose and consequence of each closing in the transaction.

Response to Item 8

In response to the Staff’s comment, this section has been substantially revised and simplified.  Two of the organizational charts have been eliminated relating to the specifics of the CCR prior closings.

Second Closing, page 5

9.             You state that “CCR will acquire certain non-real estate assets and assume certain liabilities related to the Nevada Palace that will be contributed to NP LLC and it is expected that the InvestCo NP Loans and the InvestCo MGIM Loan will be repaid.”  Please describe the assets to be acquired and their purchase price, and the amounts of and terms of the liabilities to be assumed.  Please describe the material terms of InvestCo’s loans and explain the conditions to the repayment of the loans.

Response to Item 9

In response to the Staff’s comment, the Company has added the requested disclosure in Amendment No. 1 on page 3.

10.          We note your organizational chart depicting the ownership structure of OCM HoldCo after the second closing.  To aid the reader in better understanding the disclosure in the registration statement, please put the acronyms you use for each entity after its name in the organizational chart.

Response to Item 10

In response to the Staff’s comment, the Company has added the requested disclosure in Amendment No. 1 on page 4.

Future Meadows Gaming Opportunity, page 6

11.          We refer you to disclosure on pages 24 and 28 of the registration statement in which you specify potential additional capital contributions to be made by the members of the Company to CCR in connection with the Meadows transaction.

No reference is made here to the potential increase in equity ownership in CCR resulting from such contributions from 33% to 42%.  Please update your disclosure to specify the results of the negotiations referenced and ensure consistency with respect to the description of the transactions contemplated.

Response to Item 11

In response to the Staff’s comment, the requested disclosure has been made throughout Amendment No. 1 relating to the potential increase in the Company’s membership interest due to the Meadows transaction.  See pages 6, 23 and 28.

12.          Revise to specify the basis of your and Millennium’s expectations that PA Meadows will become a wholly-owned subsidiary of CCR.

Response to Item 12

On July 26, 2006, PA Meadows executed an amendment to the Racing Entities Purchase Agreement restructuring the proposed acquisition.  In connection with that amendment, PA Meadows became a wholly-owned subsidiary of CCR.

The Cannery II, page 8

13.          We refer you to disclosure in which you state that the Cannery II, “if, and when constructed,” is expected to be similar in nature to The Cannery.  This disclosure implies that construction of The Cannery II may not occur and appears to be inconsistent with your prior disclosure in which no conditions as to whether the project would be constructed are referenced.  Please revise or advise.

Response to Item 13

In response to the Staff’s comment, the Company has revised the disclosure to eliminate the reference to “if.”  As discussed on page 7-8 of Amendment No. 1, CCR intends to commence construction in January 2007.  Of course, with any construction project, there is the possibility of delay and/or failure to complete.  Other than these typical risks, there are no “conditions” to construction.

Cannery Casino Resorts

Management of CCR, page 9

14.          Please add a short description of the rights and duties of the members of CCR.

Response to Item 14

In response to the Staff’s comment, the Company has added the requested disclosure in Amendment No. 1 on page 9.

Syndicated Loan Agreement, page 10

15.          Please provide an estimate of the amount of the proceeds from the Syndicated Loan that will be used for each of the purposes enumerated.

Response to Item 15

In response to the Staff’s comment, the Company has added the requested disclosure in Amendment No. 1 on page 9.  The Company has also used the defined term “Credit Agreement” throughout Amendment No. 1 and eliminated references to “Syndicated Loan.”

Gaming Markets, page 10

16.          We note a reference to Mexican Gaming Opportunities in the Amended and Restated Operating Agreement for CCR.  If material, please provide a description of this opportunity in the registration statement.

Response to Item 16

The Company has considered the materiality of the opportunity and concluded that in light of the speculative nature of the opportunity, it is not material.

Competition, page 11

17.          We note your reference to the requirement that members of CCR offer gaming opportunities first to CCR prior to pursuing any such opportunity outside CCR.  Please add a brief discussion of the members’ ability to compete with CCR as contemplated under the Operating Agreement.

Response to Item 17

In response to the Staff’s comment, the Company has added the requested disclosure in Amendment No. 1 on page 11.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 23

18.          Please revise to quantify the anticipated dollar amount of additional costs the Company expects to incur in connection with the CUP Agreement during the nine months ended December 31, 2006.

Response to Item 18

In response to the Staff’s comment, the Company has added the requested disclosure in Amendment No. 1 on page 23.

Critical Accounting Estimates and Policies

CCR

Results of Operations, page 25

19.          We note your disclosure of measures for EBITDA and EBITDA margin that appear to be adjusted for “pre-opening expenses.”  Please refer to Item 10(e)(ii)(A) of Regulation S-K and tell us why you believe it is appropriate to adjust this measure for pre-opening expenses.  It appears such costs required or will require cash settlement.

Response to Item 19

As is stated in Item 10(e)(ii)(A) of Regulation S-K and in Release No. 33-8176; 34-47226; FR-65; FILE NO. S7-43-02, the Company respectfully notes that the prohibition contained in Item 10(e)(ii)(A) of adjustments in non-GAAP financial measures for charges that “required, or will require, cash settlement” does not apply to EBITDA.  However, the reference to such an adjustment for pre-opening expenses on page 24 is erroneous because there were no such expenses included in CCR’s operations for the periods presented and, therefore, none excluded in the calculation of EBITDA or EBITDA margin. Accordingly, the reference has been removed in Amendment No. 1 to the Registration Statement.

Long-Term Capital Expenditures, page 28

20.          Please provide updated disclosure regarding the commencement of construction of the Cannery II project and the project cost estimates as of the most reasonable practicable date.

Response to Item 20

In response to the Staff’s comment, the Company has added the requested disclosure with respect to commencement of construction Amendment No. 1 on page 27.  CCR, however, does not yet have a project cost estimate for the Cannery II project.  The Company notes for the Staff’s information that the Credit Agreement restricts the use of the Credit Agreement revolver to $160 million for the Cannery II project.

21.          We note your reference to the fact that funding for the project will in part be based on “internally generated funds” subject to an “in balance test” under the credit agreement.  Please provide a brief explanation of the percentage of funds to be contributed by CCR from the internally generated funds you reference and provide a description of the test.

Response to Item 21

In response to the Staff’s comment, the Company has added the requested disclosure in Amendment No. 1 on page 27.  As the disclosure states, CCR’s management has not received project cost estimates as of July 19, 2006, and therefore cannot reliably estimate the percentage of funds to be contributed by CCR from internally generated funds.

Pennsy1vania Acquisition, page 28

22.          Please provide an estimate of the costs to construct the proposed Meadows Casino and discuss the anticipated source of funding.

Response to Item 22

In response to the Staff’s comment, the Company has added the requested disclosure in Amendment No. 1 on page 27-28.

Re-financing, page 29

23.          Please update the outstanding principal amount of the term loan and revolving credit facility to a more recent date.

Response to Item 23

In response to the Staff’s comment, the Company has added the requested disclosure in Amendment No. 1 to the Registration Statement on page 29.

Off Balance Sheet Arrangements

Rampart Casino Lease, page 29

24.          We note your disclosure that indicates your casino lease contains a provision for contingent rents.  Please expand your disclosures to provide an understanding of the pertinent terms of these provisions.  In addition, please refer to EITF 98-9 and provide an accounting policy disclosure of your accounting for contingent rents.

Response to Item 24

The contingent rent provision of the Rampart Casino lease is based on historical operating results (50% of ‘Net Operating Income,” as defined) and accrued currently as incurred. Additional disclosures have been made to that effect where appropriate on both page 29 and in Note 2 to the CCR financial statements. There are no specified targets that trigger contingent rent expense and, accordingly, EITF 98-9 does not apply in these circumstances.

25.          We note your disclosure of certain lease termination provisions.  Please tell us if your lease agreement associated with the Rampart Casino contains asset retirement obligation provisions.  Please refer to SFAS 143 and FIN 47 for guidance on this matter.

Response to Item 25

The referenced lease termination obligation associated with the Rampart Casino lease that is described in Note 7 to CCR’s financial statements is the lessor’s, not the lessee’s, obligation, and Note 7 has been clarified accordingly in this regard. The lessee has no “asset retirement obligation” as that term is effectively defined and used in SFAS 143.

Description of Property

The Company

Encumbrances on the Real Property Assets, page 32

26.          Please provide the information required by Item 102(c)(2) and (6) of Regulation S-B.  Specifically, in regard to the business loan from Nevada State Bank and the InvestCo NP loans, please provide the current principal amount, interest and amortization provisions, prepayment provisions, maturity date and balance due at maturity assuming no prepayments.

Response to Item 26

The Nevada State Bank loan is not an assumed obligation of CCR and the reference to it has been deleted.  As requested, additional disclosure in Amendment No. 1 to the Registration Statement relating to the InvestCo NP loans and insurance has been made on page 31.

Directors and Executive Officer, Promoters and Control Persons, page 34

27.          Please revise to include all the required disclosure specified in Item 401 of Regulation S-B.  In this regard, we refer you to disclosure on page 13 regarding the affiliations and positions held by Messrs. Wortman and Paulos.  Revise your disclosure in this section to provide complete biographical sketches for each named individual for the past five years.  Specify the month and year during which positions were held.

Response to Item 27

In response to the Staff’s comment, the Company has added the requested disclosure in Amendment No. 1 to the Registration Statement on page 34.

Certain Relationships and Related Transactions, page 35

28.          Please provide the information required by Item 404(d) of Regulation S-B regarding transactions with promoters.

Response to Item 28

In response to the Staff’s comment, the Company has added the requested disclosure in Amendment No. 1 to the Registration Statement on page 35.

29.          Please describe any fees, expenses or other amounts payable to, or anticipated to be paid to, the members of CCR or their affiliates.  For example, we note the gaming revenues payable to MMG II stated on page 15, and the fees, commissions and expenses payable to affiliates of CCR listed in note 6 to CCR’s consolidated financial statements.

Response to Item 29

In response to the Staff’s comment, the Company has added the requested disclosure in Amendment No. 1 to the Registration Statement on page 36-38.

Index to Exhibits, page III-1

30.          Please file all the exhibits required by Part III, Item 2 of Form 10-SB.  For example, we note that several documents appear to be required to be filed, including:  (1) the loan agreements evidencing the InvestCo NP Loans and the InvestCo MGIM Loan; (2) the lease between NP LLC and NP Land for the NP Real Estate Assets; (3) the syndicated credit agreement with Bank of America N.A. acting as administrative agent, including the limited recourse guaranties provided by CCR’s members; (4) the form of the Racing Services Agreement with Magna Entertainment Corp. if available; (5) exhibits to the First Amendment and Restatement of Contribution and Unit Purchase Agreement, including Exhibit J, the Form of Omnibus Management Agreement; and (6) the Rampart Casino Lease.

Response to Item 30

In response to the Staff’s comments, the requested exhibits have been added, as well as Exhibits relating to the amended Meadows transaction.  For the Staff’s information, immaterial exhibits to the Restated CUP Agreement have not been attached, but the form of the Omnibus Management Agreement has been.

Financial Statements

Note 2 — Significant Accounting Policies

Gaming and related licenses, page F-8

31.          We note your accounting policy disclosure that indicates the costs associated with gaming licenses are stated at cost and evaluated periodically for possible impairment.  Please refer to paragraph 2.06 of the AICPA, Audits of Casinos-Audit and Accounting Guide and tell us why you believe your policy is appropriate.

Response to Item 31

The cited passage of the AICPA Audit and Accounting Guide, Audits of Casinos (the “Guide”) suggests that the costs of gaming licenses may be expensed or capitalized depending upon a judgmental evaluation of fact and circumstances.  Gaming licenses in Nevada and many other regulatory jurisdictions grant the privilege or right to do business for an unlimited period of time, so long as there is compliance with the applicable rules and regulations (including the periodic payment of gaming fees and taxes, which are expensed as incurred). The initial costs of such licenses (which are not transferable)

ordinarily include fees for professional services but consist primarily of the cost of reimbursing the regulator for its comprehensive investigations of the backgrounds of the proposed owners and other principals. There are ordinarily little or no renewal costs.

As stated most recently in the January 2006 issue (Vol. 10, No. 2) of the AcSec publication, AcSec Update, the Guide was originally issued in 1984 and has not been revised or amended (other than for conforming changes), despite many changes in both the casino industry and its financial reporting since then.

•                  Some of these changes have resulted in accounting and auditing issues not contemplated in the Guide, and many have lead to diversity in practice.

•                  Accordingly, since 2003, a task force has been working on a comprehensive revision to the Guide.

Among the tentative conclusions reached by AcSEC in discussing the recommendations of the task force is an update to the guidance on accounting for casino licensing and similar costs, primarily to bring the accounting for which into conformity with SFAS 142 (as for which conforming changes to para. 2.06 of the Guide have apparently not included) and recognizing that gaming licenses typically are intangible assets with indefinite lives. SFAS 142 which prescribes that capitalized costs of intangibles with indefinite lives be carried indefinitely, subject to periodic evaluation and adjustment for impairment, rather than amortized, the accounting for that is consistent with what their managements and independent auditors believe is the prevalent industry practice for Nevada licensees (although not commonly disclosed by the more established or larger issuers due to immateriality), and which is as used by both the Company and CCR.

The managements of the Company and CCR believe the salient characteristics of gaming licenses in Nevada are, in many ways, similar to those of broadcast licenses, which are discussed in Appendix A, Example 4, and in Appendix B, paras. B43 and B47, of SFAS 142, thus effectively prescribing their treatment under these circumstances as intangible assets with indefinite lives.

Although the not-yet-finalized AcSEC conclusions suggest that certain anticipatory costs incurred before licensing is deemed probable should be expensed, the notion of probability of realization as a condition for cost capitalization at the outset is not mentioned in SFAS 142, except in connection with indicators of possible impairment (i.e., “triggering conditions”).  In addition, the Company and CCR believe such anticipatory costs, if any, are generally likely to be immaterial in most cases since the probability of success is ordinarily established before the overwhelming bulk of the costs (i.e., principally background investigations) are incurred. In the cases of the Company and CCR, since their principals were individuals previously licensed in either New Jersey or Nevada, the likelihood of rejection of their licensing applications was remote, and capitalization, subject to periodic review for possible impairment pursuant to SFAS 142 should be deemed appropriate.

Note 3 — Contribution and Unit Purchase Agreement, page F-8

32.          We note your disclosure that indicates you have capitalized costs incurred associated with your CUP Agreement.  Please refer to SOP 98-5 and tell us why you believe these costs do not represent organizational costs.

Response to Item 32

Please be advised that the “CUP Agreement” and the costs incurred in relation thereto relate to the Company’s proposed investment in CCR, not with its organization and are, therefore, capitalizable because they are similar in nature to acquisition costs incurred in a business combination, such as described in paras. 24 and A8 of SFAS 141. Therefore, the Company believes they are not organization or other start-up costs that must be expensed under SOP 98-5.

33.          We note your disclosure that indicates the Company has received a number of member contributions since inception.  It is not clear in all instances how you are presenting these contributions.  Please clarify your balance sheet presentation of these member contributions.  In addition, we note that you are reflecting member contributions as an investing activity.  Please tell us why these contributions do not reflect a financing activity.

Response to Item 33

Member contributions are, in fact, capital contributions by or from members; as such, they are not presented on the balance sheet but rather are included thereon within total members’ equity. Changes in members’ equity for each period  are presented in the consolidated statements of operations and members’ equity where the total amount of members’ contributions is appropriately shown. In the statement of cash flows, all members’ contributions made in cash are appropriately disclosed and classified as financing activities and upon which noncash members’ contributions (of members’ interests in the net assets of a subsidiary entity) are appropriately disclosed and classified as noncash financing and investing activities. There are no members’ contributions classified in the statement of cash flows as investing activities; however the word, “contribution” is included as part of two caption references to the Contribution and Unit Purchase (“CUP”) Agreement (which is explained in our response to comment no. 32, above) that are properly classified as investing activities. The Company has made certain changes in the related captions in the statement of cash flows for clarification purposes in Amendment No. 1 to the Registration Statement.

Cannery Casino Resorts, LLC, and Subsidiaries

Financial Statements

Summary of significant accounting policies — page F-18

34.          Please provide an accounting policy disclosure regarding your joint promotional arrangements involving other gaming establishments for multi-linked progressive systems and other types of joint promotional arrangements.

Response to Item 34

The Company advises the Staff that CCR has no joint promotional arrangements with other gaming establishments and therefore no disclosure is required with regard to this item.

Note 7 — Commitments and contingencies — page F-23

35.          Please modify your disclosure to quantify the provision you appear to have recorded associated with negotiations involving common area maintenance charges.

Response to Item 35

The provision deemed appropriate under SFAS 5 and FIN 14 and, therefore, recorded by CCR is only $80,000 and  immaterial. Therefore, the Company believes that no additional disclosure is required in Amendment No. 1.

Note 8.  Subsequent events, page F-25

36.          Please explain why you have not provided audited financial statements for the acquisitions of NP Land LLC and the proposed Pennsylvania acquisition.  Refer to Rule 3-10(c) of Regulation S-B.

Response to Item 36

As the registrant, the Company’s probable acquisition of an interest CCR is to be only a 33% ownership interest (increasing to 42% if the Meadows transaction is consummated at the “second closing”).  Although the Company will have 50% representation on CCR’s governing body, the Management Committee, the Company has determined that consolidation is not required pursuant to FIN 46R and that because neither the Company’s ownership nor its voting power of CCR will exceed 50%, it will not have control, and therefore the equity method of accounting is the appropriate treatment for this investment by the Company.  These facts and circumstances were reviewed on a no-name basis in a telephone conference on November 4, 2005, with Eric West, SEC Assistant Chief Accountant, who concurred with the accounting conclusion, and such facts and circumstances have been further clarified in Amendment No.1 to the Registration Statement.

The separate financial statements of CCR have been included in the Registration Statement because the Company believes they are required by virtue of Rule 3-10(c)(1)(i)

of Regulation S-B.  However, separate financial statements of CCR for post-acquisition periods will not be required by Rule 3-10(c) to be included in future periodic filings of the registrant.

As for the probable NP Land LLC and the Meadows acquisitions by CCR, the requirement for financial statements of probable acquisitions contained in either Rule 3-10(c) or 3-10(e) of Regulation S-B likewise does not appear applicable by its language to probable acquisitions to be made by equity method investees of an issuer (or probable equity method investees, as in this case).  In the Meadows transaction, CCR has agreed to acquire the stock of two companies, which each hold a harness racing license and operate the racetrack, and the stock of one company, which owns the land.  In the Nevada Palace acquisition, CCR has agreed to form a new entity that will, itself, acquire buildings, gaming assets and certain other operating assets and also lease land from the present operator of the property. The purpose of the acquisition is intended solely to get access to the land, and the buildings thereon will be demolished in a relatively short time and a new building constructed.

Since these are acquisitions by an equity method investee (CCR), they would not be direct investments of the issuer to be carried on the equity method and, therefore, the Company believes Rule 3-10(c)(1)(i) of Regulation S-B does not apply.  In the Company’s view, acquisitions or probable acquisitions by equity method investees should not trigger a requirement for separate financial statements of the acquirees because such acquisitions made or to be made by unconsolidated investees that are already included in an issuer’s balance sheet, no matter how significant, would not require filing of separate financial statements or even be mentioned as reportable events either in the issuer’s future financial statements, or elsewhere in its future periodic reports to the SEC.  The Company understands, however, that the Staff may request such information if deemed necessary to protect the interests of investors.

In this case, even if Rule 3-10(c) (or (e)) were deemed to apply, which the Company does not believe should be the case, the Company does not believe such financial statements should be required for the following reasons:

1.             The Company understands that to determine whether an acquisition is one of a business or of assets, for example, for purposes of applying Rule 3-05 (the Reg S-X equivalent and predecessor to Rule3-10(c) of Reg. S-B), the Staff generally relies on the guidance contained in Rule 11-01(d) of Reg. S-X, which states that “the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.” In this case, for reasons explained below, there is no expectation of continuation of the racing services business by CCR, the registrant’s investee.  Accordingly, the Company believes that it would be misleading to suggest that there will be such continuity by providing the historical operating and other financial statements of the Meadows business, since the Company and CCR will neither obtain the rewards nor be subject to the risks or burden, of that business.

While Rule 11-01(d) also states that there is a presumption that a separate entity is a business, the Company believes that is, or should be, a rebuttable presumption based on an evaluation of facts and circumstances applying the underlying principle contained in the quoted language in the foregoing paragraph. Among the facts and circumstances mentioned in Rule 11-01(d) that should be considered in evaluating whether an acquisition constitutes a business are whether the nature of the revenue-producing activity of the component or other significant attributes, for example physical facilities, employees, customers, operating rights, market distribution systems, production techniques, or trade names will transfer to the acquirer and remain generally the same as before the transaction. As explained below, in this transaction, none of these things will transfer to the Company’s equity investee as acquirer.

By way of further analysis, CCR and the Company do not believe that the Meadows acquisition should be viewed as a “business combination,” as described for accounting purposes in para. 9 of SFAS 141.  A business combination, per para.  9, “occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities.” For guidance on determining whether an asset group constitutes a business and, therefore, whether a business combination under SFAS 141 has occurred or will occur, which additional guidance the Company believes is useful for this purpose, as well, para. 9 refers to EITF Issue No.  98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business.  EITF 98-3 is similar but more detailed and instructive than Rule 11-01(d)   In this case, based on the following analysis, the Company does not believe the tests for a business under EITF 98-3 are met.

Under the terms of the Meadows acquisition, CCR will not operate any business within the meaning of Rule 11-01(d) or of EITF 98-3, nor will it have control over any ongoing business.  In fact, the substance of the Meadows transaction is that CCR will obtain, together with a harness racing license, the land upon which to construct a gaming establishment which gives CCR the right to apply for and obtain a Pennsylvania gaming license.  The current racing business and all activity associated with it is subject to a racing services agreement whereby the seller will continue to operate the current racing services operating business for its own benefit for at least five years.  Under the racing services agreement, CCR will not acquire or control the seller’s business and will not share in any of the profits or losses of the racing services activities.   Its sole interest will be to receive $50,000 in a fixed fee per year.  Even if CCR did have control, it would not accrue to the Company, which will have only 50% voting power and a 42% economic (ownership) interest in CCR.  If after five years or more, CCR acquires control of the racing services business, the Company will have to address the financial reporting issues that arise at that time and make necessary filings, if any, based on its significance and other relevant factors.

Accordingly, continuing the analysis under EITF 98-3, the transferred activities and assets will not be capable of continuing operations and sustaining a revenue stream by providing products and/or services to customers without substantial development by CCR, and substantially all of the purchase price will be allocated to the land with a nominal amount to the harness racing licenses, thus precluding it from qualifying as a business under EITF 98-3 and, along with other relevant considerations, strongly suggesting that it also should not be viewed as a business under Rule 11-01(d).   Despite its legal form as a stock purchase of an entity, the Meadows acquisition is, in substance, a real estate acquisition.

The Company also notes that the Meadows racing services business, even if acquired by CCR, is not material to CCR.  Applying significance tests in relation to CCR, as of December 31, 2005, the Meadows entities reported consolidated total assets of $29.6 million, compared to CCR’s consolidated total assets of $188 million, and a net loss of $1.2 million, compared to CCR’s net income of $15.5 million.  Net cash provided by the operating activities of the Meadows racing services business was approximately breakeven for 2005.  As for purchase price, its significance relates solely to the value of the excess land to be acquired that is not used in the Meadows racing services business and the acquisition of which is the sole purpose of the transaction.

2.             With respect to CCR’s acquisition of the Nevada Palace building and gaming assets, despite CCR’s intent to temporarily operate the existing casino as a means of mitigating its carrying costs and cash outflows, the building is dilapidated, and CCR’s intent is to demolish it and build a new casino on the land to be marketed to a different class of customer.  At the present time, it is not clear how long CCR will need to continue to operate Nevada Palace, depending on the progress of the planned construction.  However, in the opinion of CCR’s management, it is not possible for the Nevada Palace casino or other transferred activities and assets to continue operations and sustain a revenue stream by providing products and/or services to customers for any meaningful period of time.  Thus, as discussed in the Registration Statement, the Nevada Palace acquisition likewise will be, in substance, a real estate acquisition.

Moreover, even if the acquisition of Nevada Palace were to be deemed a business combination for purposes of applying Rule 11-01(c), the probable acquisition is not material to CCR.  As of December 31, 2005, the predecessor entity that owned and operated the Nevada Palace casino had total assets of $8.7 million and net income of $1.6 million, and the contracted purchase price for the buildings, gaming equipment and other operating assets is approximately $8 million.  By contrast, as of December 31, 2005, CCR’s assets were $188 million, and its net income was $15.5 million.

Should the Staff determine that, the foregoing notwithstanding, separate financial statements for Nevada Palace should be included, we propose to respond as soon as possible by subsequent amendment, even if post-effective. (In this regard, the Staff is requested to consider the fact that, as discussed below in section 4 below , there will be no trading in the Company’s registered securities.)  The Company’s proposal would be to include in the next amendment, in lieu of separate financial statements, summarized historical operating information of Nevada Palace in the notes to CCR’s financial statements.

3.             Neither the proposed Meadows or NP Land LLC real estate were previously operated as a real estate operation such as might require or even enable the production of historical operating statements under Rule 3-10(e).

4.             Finally, the Company draws the Staff’s attention to Note 5 of  Rule 3-10,   which enables the Staff to permit the omission of otherwise required financial statements, if deemed consistent with the protection of investors.  In this case, there are no investors in need of any such protection.  In this regard, it should be understood that the purpose of this Form 10-SB registration is not, as is normally the case, to enable trading of the units of ownership of the registrant, as to which there is neither any intent nor any expectation.  The purpose is to facilitate the licensing by gaming regulators of its ownership interests in gaming enterprises.  The beneficial owners are all accredited investors, as defined in the federal securities laws, and intend to hold their interests indefinitely and, thus, the Company submits there is no significant need to provide the Meadows or the Nevada Palace financial statements in this case to protect investors.

*     *     *

I have attached hereto a letter from the Company addressing the requested statements set forth in your comment letter.  If you have any questions regarding this letter or if I can provide any further information, please do not hesitate to call Robert B. Knauss at (213) 683-9137 or John Griffin of our office at (213 683-9261.

Sincerely,

Robert B. Knauss

Enclosures

cc:           Mr. Steve Kaplan

OCM HoldCo, LLC
c/o Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

July 26, 2006

Donna Levy, Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
tel.  (202) 551-3292
fax. (202) 772-9220

Re:                             OCM HoldCo, LLC
Registration Statement on Form 10-SB, and
Amendment No. 1 filed in connection thereto
File No. 000-52042
Filed on June 9, 2006

Dear Ms. Levy:

                On behalf of OCM HoldCo, LLC (the “Company”), in connection with the Company’s response to the Staff’s comment letter dated July 7, 2006, the Company hereby confirms:

                •              the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

                •              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

                •              the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the Federal securities laws of the United States.

Sincerely,

OCM HoldCo, LLC

By:	/s/ STEVE KAPLAN
Steve Kaplan
Its:	Manager